This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

Subscription Agreement for Shares of Capital Stock

Issued by Oi S.A.

by and between

Oi S.A.

and

Portugal Telecom, SGPS S.A.

Dated February 19, 2014

SUBSCRIPTION AGREEMENT FOR SHARES OF CAPITAL STOCK

By this private instrument and on the best terms of the law, by and between:

1.                            Oi S.A., a corporation with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Lavradio, 71, 2nd floor, Downtown, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 76.535.764/0001-43, herein represented pursuant to its By-Laws (“Oi”); and

2.                            PORTUGAL TELECOM, SGPS S.A., a publicly-held corporation under Portuguese law, with its principal place of business at Avenida Fontes Pereira de Melo, 40, district of São Jorge de Arroios, in the Municipality of Lisbon, collective person No. 503215058, with the capital stock of twenty-six million, eight hundred and ninety-five thousand, three hundred and seventy-five Euros (€26,895,375), herein represented pursuant to its By-Laws (“Portugal Telecom SGPS”),

The parties identified above are hereinafter also individually referred to as “Party” or collectively as “Parties”.

WHEREAS:

(i)                           On October 1, 2013, Oi, Portugal Telecom SGPS, AG Telecom Participações S.A., LF Tel S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Avistar SGPS S.A. and Nivalis Holding B.V. entered into a Memorandum of Understanding (“MOU”) establishing the principles, terms and conditions negotiated with the intention to consummate the transaction (“Transaction”) involving the combination of the activities and businesses of Portugal Telecom SGPS and Oi, to be held by Telemar Participações S.A. or any other company organized for that purpose (“CorpCo”), which shall have its shareholder base dispersed among the shareholders of Portugal Telecom SGPS, Telemar Participações S.A. and Oi, all of them joined in CorpCo, the capital stock of which shall be divided into common shares of a single class, to be traded on Bovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), NYSE Euronext Lisbon and NYSE, and which shall also comply with the corporate governance rules in accordance with the segment of Novo Mercado of BM&FBovespa (“CorpCo Incorporation”);

(ii)                        The purpose of the Transaction is to develop a telecommunications project with global projection that enables, through this industrial alliance, cooperation in several areas, sharing of best practices, achieving the benefits of scale, R&D initiatives, technology development and expansion of the international presence of Portugal Telecom SGPS and Oi, especially in Brazil, Portugal and Africa, diversifying services, maximizing synergies and reducing costs, at all times seeking to offer the best services to the customers of both groups and to create value for their shareholders;

(iii)                     Material fact announcements and notices to the market were published by Portugal Telecom SGPS and Oi, in compliance with the rules that regulate the operation of these companies in their respective markets, communicating the execution of the MOU;

(iv)                    The MOU provided for the several steps that are ultimately aimed at the consummation of the Transaction, including (a) the capital increase of Oi, through a public offering of common and preferred shares to be paid through subscriptions in cash and in assets, as detailed below (“Oi Capital Increase”); (b) the merger of shares issued by Oi and CorpCo (“Merger of Oi Shares”); and (c) the merger of Portugal Telecom SGPS into CorpCo (“Merger of Portugal Telecom SGPS”);

(v)                       Oi, Portugal Telecom SGPS, the other parties to the MOU, Telemar Participações S.A. and/or the direct and indirect shareholders thereof, as the case may be, entered into or approved the execution, by the Closing (as defined below), of several agreements, as well as the consummation of several corporate instruments, intended to the consummation of the Transaction (the “Transaction Agreements”), including:

(a)         Private Undertaking for the Assignment of Priority Rights in the Subscription of Oi S.A. Shares by and between AG Telecom Participações S.A. (“AG”), LF Tel S.A. (“LF”), Telemar Participações S.A. (“TelPart”), Valverde Participações S.A. (“Valverde”) and Portugal Telecom SGPS, whereby AG, LF, TelPart and Valverde undertook to assign, without consideration, their priority rights in the subscription of new shares issued by Oi in the Oi Capital Increase to Portugal Telecom SGPS (“Right of First Refusal Assignment Agreement”); and

(b)         Subscription Agreement for Shares of Capital Stock of Oi S.A., by and between Caravelas Fundo de Investimento em Ações (“Fundo BTG”) and Oi, whereby Fundo BTG undertakes to subscribe new Oi shares in the Oi capital Increase and to pay them in cash (“Fund Subscription Agreement”).

(vi)                    Portugal Telecom SGPS holds all shares issued by PT Portugal SGPS S.A., with its principal place of business at Avenida Fontes Pereira de Melo, 40, 1060-300, Lisbon, enrolled with the Commercial Registry of Lisbon and collective person No. 507 690 737 (“PT Holding”);

(vii)                 Portugal Telecom SGPS holds PT Holding, which shall hold, as of the date of financial settlement of the Oi capital Increase, directly or indirectly, (a) all operating assets previously directly or indirectly owned by Portugal Telecom SGPS, except the equity interests directly or indirectly held by it in Oi, Contax Participações S.A. and Bratel B.V., e (b) liabilities (“PT Assets”), described in Exhibit (vii) hereto, as defined below;

(viii)              In the Oi Capital Increase, Portugal Telecom SGPS intends to subscribe new shares issued by Oi and to pay them by granting all shares issued by PT Holding;

(ix)                    For the purposes of Article 8 of Law No. 6,404, of December 15, 1976 (“Corporation Law”), the economic value of PT Holding and, consequently, of the PT Assets, was appraised by Banco Santander S.A. in the valuation report issued as of the date hereof, which forms an integral part of this Agreement as Exhibit A hereto (“PT Valuation Report”), to be submitted for approval by the Oi shareholders meeting (“Oi Shareholders Meeting”);

(x)                       Pursuant to the applicable law, a prior authorization or a decision of non-opposition, as applicable, was obtained for all steps of the Transaction from the Administrative Council for Economic Defense (“CADE”) by means of the CADE General Superintendent’s order No. 39, of January 13, 2014, published in the Federal Official Gazette, on January 14, 2014.

Now, Therefore, the Parties resolve to enter into this Subscription Agreement for Shares pf Capital Stock Issued by Oi (“Agreement”), which shall be governed by the provisions described below:

SECTION 1

OI CAPITAL INCREASE AND PT ASSETS REPORT

1.1                     Characteristics of the Oi Capital Increase. The Oi Capital Increase shall be executed by means of a public offering for primary distribution of (i) common shares issued by Oi, all of them registered, of book-entry type and with no par value, free and clear of any liens or encumbrances (“Common Shares”) and (ii) preferred shares issued by Oi, all of them registered, of book-entry type and with no par value, free and clear of any liens or encumbrances (“Preferred Shares” and, jointly with the Common Shares, “Shares”), including Shares in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”), to be simultaneously carried out in Brazil and abroad (“Global Offering” or “Offering”), with the following main characteristics:

(i)                           the capital increase arising out of the Global Offering shall occur within the limits of the authorized capital to be set forth in the By-Laws of Oi, excluding the right of first refusal of the current shareholders, pursuant to Article 172 of the Corporation Law and of Article 9 of the By-Laws of Oi, and with priority in the subscription to the shareholders of Oi, pursuant to the priority offering, as set forth in the Global Offering documentation (“Priority Offering”), it being understood that the shareholders may assign, wholly or in part, their respective subscription rights under the Priority Offering. Portugal Telecom SGPS shall pay the Shares under the Priority Offering in assets, contributing to Oi all shares issued by PT Holding, which shall directly or indirectly hold all (i) operating assets of Portugal Telecom SGPS, except for the equity interests directly or indirectly held in Oi and in Contax Participações S.A., and (ii) liabilities of Portugal Telecom SGPS on the date of contribution. Pursuant to the provisions under the Corporation Law, the PT Assets shall be identified and submitted to appraisal by an independent specialized company, and the corresponding report shall be submitted for approval of the general meeting of the shareholders of Oi;

(ii)                        the Global Offering shall simultaneously encompass: (1) a public distribution of Shares in Brazil, to be carried out in Brazil, in the non-organized over-the-counter market, in accordance with the Brazilian Securities Commission (“CVM”) Ruling No. 400, of December 29, 2003, as amended (“CVM Ruling No. 400” and “Brazilian Offering”, respectively), under the coordination of Banco BTG Pactual S.A. (“BTG Pactual” or “Lead Underwriter” and “Stabilizing Agent”), Bank of America Merrill Lynch Banco Múltiplo S.A. (“BofA Merrill Lynch”), Banco Barclays S.A. (“Barclays”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) and BES Investimento do Brasil S.A. — Banco de Investimento (“BESI” and, jointly with the Lead Underwriter, BofA Merrill Lynch, Barclays and Credit Suisse, “Global Underwriters of the Offering”),

BB — Banco de Investimento S.A. (“BB-BI”), Banco Bradesco BBI S.A. (“Bradesco BBI”), Banco Caixa Geral — Brasil S.A. (“Caixa Geral”), Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários (“Citi”), Goldman Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”), HSBC Bank Brasil S.A. — Banco Múltiplo (“HSBC”), Banco Itaú BBA S.A. (“Itaú BBA”), Banco Morgan Stanley S.A. (“Morgan Stanley”) and Banco Santander (Brasil) S.A. (“Santander” and, jointly with BB-BI, Bradesco BBI, Caixa Geral, Citi, Goldman Sachs, HSBC, Itaú BBA and Morgan Stanley, “Offering Underwriters”) and with the participation of certain retained underwriters (“Retained Underwriters”) and of certain consortium institutions authorized to operate in the Brazilian capital market, accredited by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), invited to participate in the Brazilian Offering exclusively for placement efforts of the Shares of the Brazilian Offering to non-institutional investors (“Consortium Institutions” and, jointly with the Global Underwriters of the Offering, the Offering Underwriters and the Retained Underwriters, the “Brazilian Offering Participating Institutions”). Placement efforts of the Shares of the Brazilian Offering shall be simultaneously carried out abroad by the international placement agents (“International Placement Agents”), exclusively to investors in other countries, except for Brazil and the United States of America, also subject to the applicable law of the country of domicile of each non-resident investor that invests in Brazil; and (2) public distribution of ADSs abroad to be listed and admitted to trading on the New York Stock Exchange (“NYSE”), in compliance with the U.S. Securities Act of 1933 (“Securities Act”) and with the provisions of the Registration Statement (request for registration) in the Form F-3 to be filed with the U.S. Securities and Exchange Commission (“SEC” and “U.S. Offering”), under the coordination of the global underwriters of the international offering (“Global Underwriters of the International Offering”) and of the international offering underwriters (“International Offering Underwriters”) and with the participation of other financial institutions retained;

(iii)                     the amount of the Oi Capital Increase is estimated in approximately fourteen billion one hundred million Reais (R$14,100,000,000.00), with the cash portion to be in the minimum amount of seven billion Reais (R$7,000,000,000.00), with the goal of reaching eight billion Reais (R$8,000,000,000.00), and the remaining portion in assets represented by the PT Assets;

(iv)                    pursuant to the provisions of Article 24 of CVM Ruling No. 400, the number of Shares initially offered, (i) not taking into account the Additional Shares (as defined below) and (ii) subject to the proportion of one-third (1/3) of common shares and two-thirds (2/3) of preferred shares issued by Oi, may be increased by up to 15%, including Shares in the form of ADSs, represented by ADRs, under the same conditions and at the same price as the Shares initially offered, pursuant to the option to be granted by Oi to the Lead Underwriter, solely intended to fulfill any excess demand to be verified under the Global Offering (“Overallotment”);

(v)                       pursuant to the provisions of Article 14, paragraph 2 of CVM Ruling No. 400, the number of Shares initially offered (not taking into account the Supplementary Shares) may, at the discretion of Oi, by mutual agreement with the Global Underwriters of the Offering and with the Global Underwriters of the International Offering, be increased by up to 20%, subject to the proportion of one-third (1/3) of common shares and two-thirds (2/3) of preferred shares issued by Oi, including Shares in the form of ADSs, represented by ADRs, under the same conditions and at the same price as the Shares initially offered (“Additional Shares”);

(vi)                    under the Global Offering, the price per Share shall be different for Preferred Shares and for Common Shares. The Price per Preferred Share (“Price per Preferred Share”) shall be set after completion of the procedure of collection of investment intentions from institutional investors, to be performed in Brazil by the Global Underwriters of the Offering and Offering Underwriters, under the provisions of Article 23, paragraph 1, and Article 44 of CVM Ruling No. 400, and abroad by the Global Underwriters of the International Offering and International Offering Underwriters (“Bookbuilding Process”), and shall have as a parameter (a) the trading of the preferred shares issued by Oi in BM&FBOVESPA, and (b) the indications of interest based on the quality and quantity of the demand (in terms of volume and price) collected from Institutional Investors during the Bookbuilding Process. The selection of the criterion to determine the Price per Preferred Share is justified, to the extent that the market price of the Shares to be subscribed shall be determined through the Bookbuilding Process, which reflects the amount for which the Institutional Investors shall submit their investment intentions in the Shares and, therefore, shall not cause unjustified dilution of the current Shareholders, pursuant to the provisions of Article 170, paragraph 1, item III, of the Corporation Law. The price per Common Share shall be based on the Price per Preferred Share and calculated in accordance with the following conversion rate: 1 Preferred Share to 0.9211 Common Share, being the same proportion to be used in the merger of shares, pursuant to the Announcement to Market and in the Material Fact disclosed by Oi on October 2, 2013 (“Price per Common Share” and, together with the Price per Preferred Share, “Price per Share”). The pricing shall be based on the Preferred Shares due to the liquidity and because they better reflect the market price of the Oi shares. The selection of the criterion for determination of the Price per Common Share is justified to the extent that the exchange ratio in the merger of shares in the Transaction was established based on the parameter of market quotations of the Company’s shares in a 30-day period. The Price per Share shall be defined before the granting of registration of the Global Offering by CVM and shall be confirmed by the Board of Directors of Oi;

(vii)                 stabilization activities for the price of the shares issued by Oi shall be conducted in the Global Offering, pursuant to the applicable regulations of CVM and BM&FBOVESPA. The stabilization of the Common Shares shall be solely made in an ancillary manner and  tied to the stabilization of the Preferred Shares, in order to guarantee the maintenance of the aforementioned proportion of one-third (1/3) of Common Shares to two-thirds (2/3) of Preferred Shares, upon the exercise of the Supplementary Share Option.

SECTION 2

SHARE SUBSCRIPTION

2.1       Share Subscription. Subject to the satisfaction of the Conditions Precedent of the Subscription and the other provisions and conditions set forth in this Agreement, Portugal Telecom SGPS undertakes to subscribe, in the Oi Capital Increase, a certain number of common and/or preferred shares of Oi in accordance with the subscription orders placed by PT, at the discretion of PT and subject to the class of shares the priority of which is assigned to it under the Right of First Refusal Assignment Agreement (“PT SGPS Subscribed

Shares”), the issue price per Common Share and Preferred Share of which shall be equivalent to the subscription price of the portion of the Oi Capital Increase to be paid in cash, as determined at the end of the Bookbuilding Process, and the total amount of which shall be the one indicated in Section 2.1.1 below.

2.1.1           The PT SGPS Subscribed Shares shall be paid for through the granting, with free ownership, free and clear of any and all liens, of all shares issued by PT Holding to the capital stock of Oi, in the amount approved by the Oi Shareholders Meeting and by the PT SGPS Shareholders Meeting, with due regard for the provisions of Section 2.2 (“Granting of the PT Assets”).

2.2       Amount of Granting of the PT Assets. The PT Assets Report, the amount of which is expressed in Euros, shall be exchanged into Reais in accordance with the average closing rate for purchase and sale of Euros disclosed by the Central Bank of Brazil in SisBacen, transaction PTAX-800, currency 978, on the 1st business day immediately before the date of the first publication of the Call Notice of the Oi Shareholders Meeting (“First Oi Shareholders Meeting Call Notice”).

2.2.1           Oi, with the cooperation of Portugal Telecom SGPS, shall take all measures required for (i) the closing, as of the date of financial settlement of the Oi Capital Increase, of the symbolic foreign exchange transactions arising out of the international granting corresponding to the payment of all PT SGPS Subscribed Shares with the granting of PT Assets, based on the PT Assets Report, (ii) the registration of the direct foreign investment of Portugal Telecom SGPS in Oi in relation to said payment, pursuant to the applicable law and regulations, in such a manner that the full invested amount is duly registered with the Central Bank of Brazil as direct foreign capital of Portugal Telecom SGPS in Oi in relation to the PT SGPS Subscribed Shares, in accordance with the applicable foreign investment registration process under regulations in effect.

2.2.2           Oi shall be liable for payment of the Tax on Financial Transactions (“IOF”) due upon the contracting of the symbolic foreign exchange transactions referred to in Section 2.2.1 above.

2.3       Transfer of shares of PT Holding. Subject to the satisfaction of the Conditions Precedent and of the other provisions and conditions set forth in this Agreement, Portugal Telecom SGPS irrevocably and irreversibly undertakes, upon payment of the Shares, to register, before the registration entity with which the shares issued by PT Holding are registered in its name, the transfer of the shares issued by PT Holding to Oi to a securities account held by Oi with said registration entity, thus carrying out the contribution of the PT Assets to Oi.

2.3.1         Once the shares issued by PT Holding have been transferred to Oi, as set forth in Section 2.3 above, Oi shall succeed Portugal Telecom SGPS in any right or obligation contracted by it, as long as in connection with the transfer of the PT Assets, and as long as the agreements generating such right or obligation have been indicated in the documents of the Global Offering.

2.4       Content of the documents of the Global Offering: Oi shall specifically describe in documents of the Global Offering the prospectus of the capital increase, all conditions to which the obligation of subscription of Portugal Telecom SGPS is subject under this Agreement, namely, the Subscription Conditions Precedent, the Payment Conditions Precedent and the termination Sections established below.

SECTION 3

CONDITIONS PRECEDENT AND CLOSING

3.1                     Subscription Conditions Precedent. The Parties acknowledge that Portugal Telecom SGPS shall be solely required to subscribe the PT SGPS Subscribed Shares if there is the fulfillment of the following conditions precedent (“Subscription Conditions Precedent”):

(i)             approval, in a meeting of the board of directors of Oi, of the Oi Capital Increase through public subscription, with an offering of common and preferred shares, which shall be paid for upon the subscription in cash and in assets, pursuant to the terms and conditions set forth in Section 1 of this Agreement;

(ii)          approval by the shareholders’ meeting of Portugal Telecom SGPS, to be specially called for that purpose, of the contribution of the PT Assets in the Oi Capital Increase for the amount to be attributed to the PT Assets for purposes of payment of the PT SGPS Subscribed Shares;

(iii)       approval by the Oi Shareholders’ Meeting of the PT Assets Report, which is attached to this Agreement as Exhibit A hereto, and of the amount attributed to the PT Assets for purposes of payment of the portion of the Oi Capital Increase to be subscribed by Portugal Telecom SGPS under this Agreement;

(iv)      authorization for all steps of the Transaction from the Brazilian Telecommunications Regulatory Agency (“Anatel”), by means of the Act of the Board of Directors of Anatel and from the Portuguese Competition Authority (“AdC”); and

(v)         obtaining prior approvals from creditors and third parties, when required for implementation of the Transaction, as well as the waivers of creditors of Portugal Telecom SGPS to avoid any contract violation or breaches arising out of the Transaction, as set forth in Exhibit 3.1(v) hereto (“Third Parties Approvals”).

3.2                     Payment Conditions Precedent. Without prejudice to the provisions in Section 7 below, the Parties acknowledge that Portugal Telecom SGPS shall be solely required to consummate the Closing (as defined in Section 3.5 below) if a notice is delivered to it by Oi on the date of publication of the Global Offering commencement announcement confirming the fulfillment of the following conditions precedent (“PT Closing Notice”), in the form of Exhibit 3.2 hereto (“PT Conditions Precedent”):

(i)                           the representations and warranties provided by Oi in Section 4.2 below shall be true, accurate and complete by and on the Closing Date, and compliance by Oi with the obligations that shall be complied with by it under this Agreement by or on Closing;

(ii)                        execution of the Agreement for Coordination, Firm Guarantee of Settlement and Distribution of Oi Shares by and between Oi and the Brazilian Offering Underwriters and of the Underwriting Agreement by and between Oi and the International Offering Underwriters, establishing the firm guarantee of settlement of the Global Offering in the minimum amount equal to or greater than seven billion Reais (R$7,000,000,000.00);

(iii)                     placement a subscription order for Shares in the Global Offering, in cash, by Fundo BTG, pursuant to the Fund Subscription Agreement, and by TelPart Shareholder(s), in the amount of two billion Reais (R$2,000,000,000.00); and

(iv)                    the term of settlement of the Global Offering within seventy (70) days as from the date of the First Oi Shareholders Meeting Call Notice.

3.2.1 In the event of non-compliance or, as applicable, waiver of any of the Subscription Conditions Precedent and Payment Conditions Precedent set forth above by October 1, 2014, Portugal Telecom SGPS shall have no subscription and/or payment obligation in relation to the PT SGPS Subscribed Shares, as the case may be, and shall be entitled, in its sole discretion, to unilaterally terminate this Agreement by sending a written notice to Oi to that effect.

3.3.                  Oi Conditions Precedent. The Parties acknowledge that Oi shall be solely required to consummate the Closing (as defined below) if a notice is delivered to it by Portugal Telecom SGPS, on the date of publication of the Global Offering commencement announcement (“Oi Closing Notice”) confirming the satisfaction of the following conditions precedent, in the form of Exhibit 3.3 hereto (“Oi Conditions Precedent” and, together with the Subscription Conditions Precedent and the Payment Conditions Precedent, the “Conditions Precedent”):

(i)                           the representations and warranties provided by Portugal Telecom SGPS in Section 4.1 below shall be true, accurate and complete as of the Closing Date, and compliance by PT with the obligations that shall be complied with by it under this Agreement by or on Closing;

3.3.1         In the event of non-compliance with any of the Oi and PT Conditions Precedent or the Oi Conditions Precedent set forth above by October 1, 2014, Oi shall be entitled, in its sole discretion, to unilaterally terminate this Agreement by sending a written notice to Portugal Telecom SGPS to that effect.

3.4                     Waiver of Conditions Precedent. Portugal Telecom SGPS and Oi, as the case may be, in their sole discretion, may waive the satisfaction of any of their respective Conditions Precedent.

3.5                     Closing. Without prejudice to the provisions of Section 7 below, subject to the satisfaction of all Conditions Precedent or waiver of the Conditions Precedent that have not been fulfilled, Portugal Telecom SGPS undertakes to pay the PT SGPS Subscribed Shares by means of contributing the PT Assets, within three (3) business days (in the City of São Paulo) as from publication of the Global Offering commencement announcement (“Closing”).

SECTION 4

REPRESENTATIONS AND WARRANTIES

4.1                   Representations and Warranties of Portugal Telecom SGPS. Portugal Telecom SGPS hereby represents and warrants to Oi that the representations and warranties provided below are true, accurate and complete:

4.1.1         Organization and Existence. Portugal Telecom SGPS is a corporation duly organized, validly existing and in regular standing pursuant to the Portuguese law. Portugal Telecom

SGPS has the power and authority to hold or otherwise dispose of its property and assets, as well as to conduct and develop its business as they are currently conducted. Portugal Telecom SGPS is an audited company, and it neither engages nor has engaged in any activity that exceeds the limits of its corporate purpose.

4.1.2.   Authority. Portugal Telecom SGPS holds all powers and authority required to execute this Agreement, comply with the obligations set forth herein and consummate the transactions contemplated herein. Portugal Telecom SGPS is not required to perform any other action to authorize the execution of and performance of this Agreement.

4.1.3.   Binding Effect. This Agreement was duly executed by Portugal Telecom SGPS and it constitutes a legal, valid and binding obligation of Portugal Telecom SGPS, enforceable according to its terms and conditions.

4.1.4.   No Breach, Consents. Neither execution of this Agreement by Portugal Telecom SGPS nor compliance by Portugal Telecom SGPS with any and all its obligations hereunder, or implementation of the transactions set forth herein:

(a)        breach or conflict with any law applicable to Portugal Telecom SGPS or to the PT Assets, or with any provision of the corporate documents of Portugal Telecom SGPS;

(b)        breach, conflict or result in a violation or termination of, nor grant any other contracting party any right or additional compensation by virtue of, or any right to terminate, nor constitute a default under any agreement to which Portugal Telecom SGPS is a party, or to which Portugal Telecom SGPS or any of its property or assets are subject or bound, except as provided in the Global Offering documents; or

(c)        result in the creation of any Lien on any property of Portugal Telecom SGPS, except as provided herein and in the Global Offering documents.

4.1.5. Pending Actions. There are no pending or threatened lawsuits, actions, investigations or proceedings, except for the governmental or regulatory agency authorizations contemplated in this Agreement, which are known to Portugal Telecom SGPS and which, if decided negatively, will prevent its ability to comply with its obligations under this Agreement, except as provided in the Global Offering documents.

4.1.6. Ownership of the PT Holding Shares. Portugal Telecom SGPS is on the date hereof and shall be, on the settlement date of the Oi Capital Increase, the only and lawful owner and holder of all shares issued by PT Holding, with everything they represent, and which are free and clear of liens and encumbrances of any kind, in or out of court. Portugal Telecom SGPS has not executed (and it will not execute until the Closing) any agreement (except for the provisions hereof) and it has not assumed (or will assume until the Closing) any commitment to any third party to dispose of any of the shares of PT Holding. There are no (and there will not be until the Closing, except as provided in this Agreement) any shareholders’ agreements, voting agreements or any other agreement or instrument burdening, encumbering or otherwise affecting the shares of PT Holding, and their respective rights, or otherwise regulating the disposal of any of the shares of PT Holding, or their respective rights until and including the Closing. No shareholder of PT Holding, or any third party, has (or will have until the Closing) any preferential right or other right to acquire any of the shares of PT Holding, and of their respective rights until and including the Closing, except as provided in this Agreement or in the Global Offering documents. No shareholder of PT Holding or any third party has (or will have until the Closing) any right to require PT Holding to issue or sell shares or any other securities representing the capital stock of PT Holding or convertible into shares issued by PT Holding, except as provided in this Agreement and/or in the Global Offering documents.

4.1.7. PT Assets. PT Holding shall be, on the settlement date of the Oi Capital Increase, the lawful owner and holder of the PT Assets, subject to the provisions of the Global Offering documents. PT Holding does not hold other equity interests than the equity interests described in Exhibit A, except for any immaterial equity interest that does not generate any liability to Oi.

4.1.8. Corporate Books and Records. The corporate books and records of PT Holding are and shall be, until the Closing, maintained in accordance with the applicable laws and regulations. All requirements, formalities and terms required by any applicable law with respect to the call notice, installment and conduction, resolution and approval, minutes, publication and registration of the shareholders’ meetings and meetings of the managing bodies of PT Holding, financial statements and other corporate acts applicable to PT Holding have been and shall be duly observed and complied with until the Closing.

4.1.9. Portugal Telecom SGPS does not provide any representation or warranty to Oi or to any other person (including any implied or express representation on the PT Assets), except for those specifically presented in this Section 4.1.

4.2. Representations and Warranties of Oi. Oi hereby represents and warrants to Portugal Telecom SGPS that the following representations and warranties are true, accurate and complete:

4.2.1. Organization and Existence. Oi is a corporation, duly organized, validly existing and in regular standing pursuant to the Brazilian law. Oi has the power and authority to hold or otherwise dispose of its property and assets, as well as to conduct and develop its business as they are currently conducted. Oi is an audited company, and it neither engages nor has engaged in any activity that exceeds the limits of its corporate purpose.

4.2.2. Authority. Oi has all powers and authority required to execute this Agreement, comply with the obligations set forth herein and consummate the transactions contemplated herein. Oi is not required to perform any other action to authorize the execution and performance of this Agreement.

4.2.3. Binding Effect. This Agreement was duly executed by Oi and it constitutes a legal, valid and binding obligation of Oi, enforceable according to its terms and conditions.

4.2.4. No Breach, Consents. Neither execution of this Agreement by Oi nor compliance by Oi with any and all its obligations hereunder, or implementation of the transactions set forth herein:

(a)        breach or conflict with any law applicable to Oi or any provision of the corporate documents of Oi;

(b)        breach, conflict or result in a violation or termination of, nor grant any other contracting party any right or additional compensation by virtue of, or any right to terminate, nor constitute a default under any agreement to which Oi is a party, or to which Oi or any of its property or assets are subject or bound, except as provided in the Global Offering documents; or

(c)        result in the creation of any Lien on any property of Oi, except as provided herein and in the Global Offering documents.

4.2.5. Pending Actions. There are no pending or threatened lawsuits, actions, investigations or proceedings, except for the governmental or regulatory agency authorizations contemplated in this Agreement, which are known to Oi and which, if decided negatively, will prevent its ability to comply with its obligations under this Agreement, except as provided in the Global Offering documents.

4.2.6. Oi does not provide any representation or warranty to Portugal Telecom SGPS or to any other person, except for those specifically presented in this Section 4.2.

SECTION 5

INDEMNIFICATION

5.1 Indemnification by Portugal Telecom SGPS. In the event Portugal Telecom SGPS breaches any of its representations, warranties, commitments or obligations hereunder and in the event that Oi files a written claim for damages against Portugal Telecom SGPS, then Portugal Telecom SGPS agrees to indemnify, defend and hold Oi harmless from and against any damage suffered by Oi, resulting or arising from such breach.

5.2. Indemnification by Oi. In the event Oi breaches any of its representations, warranties, commitments or obligations hereunder and in the event that Portugal Telecom SGPS files a written claim for damages against Oi, then Oi agrees to indemnify, defend and hold Portugal Telecom SGPS harmless from and against any damage suffered by Portugal Telecom SGPS, resulting or arising from such breach.

SECTION 6

RESCISSION

6.1 This Agreement shall be automatically rescinded, irrespective of judicial or extrajudicial notice, exclusively in the following events:

(i)                                     claim for voluntary bankruptcy or court-supervised or out-of-court reorganization of Oi and/or of Portugal Telecom SGPS; and

(ii)                                  in case of a final and non-appealable court order that prevents the Closing.

SECTION 7

RESCISSION

7.1 This Agreement may be unilaterally terminated (i) by Portugal Telecom SGPS or by Oi, pursuant to the provisions of Section 7.2. below.

7.2       Termination by the Parties. This Agreement may be unilaterally terminated, by means of a notice delivered in the form of Section 8.1 below, with immediate effects, upon receipt thereof, as follows:

(a)         by any of the Parties, (i) in case the Closing does not occur by October 1st, 2014, for any reason, including, but without limitation, the non-compliance with (or waiver of) the Conditions Precedent; or (ii) in case of termination or default of any obligation, term or condition by any other party, of any of the Transaction Agreements until and including the Closing Date.

(b)         Portugal Telecom SGPS may, at the end of the Bookbuilding Process, unilaterally terminate this Agreement, in case it comes to be known in advance that, as a result of implementation of the Oi Capital Increase and of the subsequent Merger of Oi Shares, Portugal Telecom SGPS would hold an equity interest lower, on a fully diluted basis, than thirty-six point six percent (36.6%) of the total and voting capital stock of CorpCo; and

(c)          Oi may, at the end of the Bookbuilding Process, unilaterally terminate this Agreement, in case it comes to be known in advance that, as a result of implementation of the Oi Capital Increase and of the subsequent Merger of Oi Shares, Portugal Telecom SGPS would hold an equity interest in excess, on a fully diluted basis, of thirty-nine point six percent (39.6%) of the total and voting capital stock of CorpCo.

7.2.1              For calculation of the percentage of shares contemplated in items (b) and (c), it shall be assumed that: (i) the number of shares of the capital stock of CorpCo before the Merger of Oi Shares shall be the same as the number of shares held by CorpCo in Oi; (ii) after implementation of the Oi Capital Increase, as a result of the Bookbuilding Process; and (iii) each one (1) Common Share issued by Oi shall result in one (1) common share issued by CorpCo, and that each one (1) Preferred Share issued by Oi shall result in 0.9211 common share issued by CorpCo.

7.3       Without prejudice to the exercise of all legal remedies to which the parties are entitled, in the event the Closing does not occur by an action or failure to act of one of the Parties, the innocent Party may, at its own discretion, require from the other Party compliance with the defaulted obligation and, consequently, consummation of the Closing by means of specific performance.

7.4       In case a court, arbitration or administrative order is rendered preventing performance of this Agreement, the Parties agree, in good faith and at their own expenses, to adopt all measures to protect the Agreement and its form of performance, aiming at alleviating, as soon as possible, all effects of the aforementioned order.

7.4.1 Once the effects of the court, arbitration or administrative order are alleviated, the Parties shall fully comply with their obligations hereunder, without any suspension or change and in full compliance with the contractually agreed terms.

7.5       If this Agreement is rescinded or terminated for any reason other than due to a default of Portugal Telecom SGPS, Oi shall reimburse Portugal Telecom SGPS for the costs and expenses relating to obtainment of the Third-Party Approvals (Liability Management) within the scope of this Agreement and other agreements relating to the Transaction and which are proved to have been incurred by Portugal Telecom SGPS, up to a maximum amount of ten million U.S. Dollars (USD10,000,000.00).

7.6       The provisions regarding conflict resolution set forth in Section 9 shall survive termination of this Agreement.

SECTION 8

FINAL PROVISIONS

8.1       Any notice, communication, correspondence, notification, request, claim, action, instruction, arbitration notice, summons or service of process related to this Agreement or to any dispute, action, doubt or controversy resulting from or relating to this Agreement shall be deemed delivered when received by the other Party (i) by certified mail, from a recognized courier company, upon actual receipt thereof, (ii) at the time of delivered, if delivered personally, or (iii) on the date of confirmation of receipt of the transmission issued by fax, when sent by fax, as the case may be, to the addresses and telephone/fax numbers listed below (or to any other address or telephone/fax number informed by one of the Parties in writing to the other Parties):

(i)                       If to Oi:

Oi S.A.

Attn.: Mr. Bayard de Paoli Gontijo

Rua do Lavradio No. 71, 2nd Floor, Downtown

(ii)                    If to Portugal Telecom SGPS:

Portugal Telecom SGPS

Attn.: Shakhaf Wine

Avenida Fontes Pereira de Melo, No. 40, Freguesia de São Jorge de Arroios, Concelho de Lisboa

e-mail: shakhaf.wine@telecom.pt

With copy to:

Souza, Cescon, Barrieu & Flesch Advogados

R. Funchal, No. 418, 11th Floor, Vila Olímpia, Postal Code 04551-060, São Paulo, State of São Paulo

Fax: (55 11) 3089-6565

Attn.: Ms. Maria Cristina Cescon

E-mail: cristina.cescon@scbf.com.br

8.1.1    Any of the Parties may change the address to which the notice shall be sent by means of a written notice addressed to the other contracting Parties pursuant to this Section 8.1, provided that with respect to this provision, the notice shall be deemed received only upon acknowledgment of such receipt by each one of the other Parties.

8.2       This Agreement and the exhibits hereto, collectively with the other Transaction Agreements, contain the entire agreement and understanding with respect to the subject matter hereof between the contracting Parties and specifically supersede any previous understanding of the Parties on the subject matter hereof.

8.3 The exhibits hereto constitute an integral and inseparable part of this Agreement and the provisions contained therein shall have the same effect as the Sections hereof.

8.4 This Agreement may only be amended, replaced, cancelled, renewed or extended and terms hereof can only be waived by means of a written instrument signed by all Parties or, in the event of waiver, by the Party waiving the corresponding right. No waiver, termination or release of this Agreement, or of any of the terms or provisions hereof, shall be binding upon any of the contracting Parties, unless it is confirmed in writing. No delay in the exercise of any right, power or privilege contemplated herein shall be considered a waiver of such right, power or remedy; and no waiver of any right, power, remedy or privilege, wholly or in part, shall prevent any other future exercise of such right, remedy, power or privilege.

8.5 This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and authorized assignees. Except as otherwise provided herein, this

Agreement (and the rights and obligations contemplated herein) may not be assigned by any Party without the prior written consent of all other Parties.

8.6 Any term or provision of this Agreement that is declared null, invalid or unenforceable shall be ineffective only to the extent of such invalidity or unenforceability, without affecting the validity and enforceability of the remaining terms and provisions hereof, which shall remain in full force and effect as if such null, invalid or unenforceable term or provision were not inserted in this Agreement. The Parties shall negotiate in good faith the replacement of the invalid provisions by others reflecting, as much as possible, the intent thereof.

8.7 The Parties shall bear their respective direct and indirect expenses, incurred in relation to the negotiation and preparation of this Agreement and the consummation of the transactions contemplated herein.

8.7.1 Notwithstanding the other provisions of this Agreement, all taxes levied on the transactions contemplated herein and any capital gain (collectively referred to as “Taxes”), shall be the responsibility of the Party to which the obligation is imposed by law, it being understood that such Party shall submit all statements and any other document relating to the Taxes for which it is liable.

8.8 The Parties hereto understand and agree that all terms and conditions set forth herein shall be subject to specific performance, as provided in the Brazilian Code of Civil Procedure.

8.9 The Parties hereto acknowledge that this Agreement is an instrument enforceable out of court, as set forth in Article 585, II, of the Brazilian Code of Civil Procedure.

8.10 This Agreement is irrevocably and irreversibly executed, constituting legal, valid and biding obligations, and it shall be binding and inure to the benefit of the Parties hereto and their respective successors and permitted assignees.

8.11 The Parties hereby agree to grant confidential treatment to the information provided in this Agreement and in the exhibits hereto and which qualify as confidential information, and they further agree to disclose the terms pertaining the transactions contemplated herein and in the exhibits hereto strictly as required by any law or regulation to which the Parties are subject. The terms of the material fact announcement, notice to the market or press release to be disclosed by the Parties and/or their controlled companies about execution of this Agreement shall be previously submitted by each Party that shall disclose it to the other Parties.

8.12 This Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

SECTION 9

CONFLICT RESOLUTION

9.1 The Parties hereto shall use their best efforts to amicably and by consensus resolve any dispute, litigation, matter, doubt or divergence of any nature, directly or indirectly related to this Agreement (“Conflict”), involving any of the Parties.

9.2. If the Parties fail to reach an amicable resolution and mutual agreement with respect to the Conflict, after discussing for a period of ten (10) Business Days, the Conflict shall be settled by arbitration, to be conducted and managed by the Arbitration Center of the Brazil-Canada Chamber of Commerce (“Chamber”).

9.3 The arbitration shall be carried out according to the procedural rules of the Chamber in force at the time of arbitration.

9.4 The arbitration shall be conducted by an arbitral tribunal composed of three arbitrators enrolled with the Brazilian Bar Association (“Arbitral Tribunal”).

9.4.1 Each Litigating Party shall appoint an arbitrator. If there is more than one claimant, all of them shall mutually appoint one single arbitrator; if there is more than one respondent, all of them shall mutually appoint one single arbitrator. The third arbitrator, who shall preside over the Arbitration Court, shall be mutually agreed upon by the arbitrators appointed by the Litigating Parties.

9.4.2 Any omission, refusal, litigation, doubt and failure to reach an agreement with respect to the appointment of the arbitrators by the Litigating Parties or to the choice of the third arbitrator shall be settled by the Chamber.

9.4.3 The procedures set forth in this section shall also apply to the events of substitution of arbitrator.

9.5 The arbitration shall be conducted in the City of Rio de Janeiro, State of Rio de Janeiro, and the Arbitral Tribunal may, upon statement of its reasons, designate the performance of specific actions in other places.

9.5.1 The arbitration shall be conducted in Portuguese.

9.5.2 The arbitration shall be conducted under the law, and the rules and principles of the legal system of the Federative Republic of Brazil shall apply.

9.5.3 The arbitration shall be completed within six (6) months, which term may be reasonably extended by the Arbitral Tribunal.

9.5.4 The arbitration shall be confidential.

9.6 The Arbitral Tribunal shall allocate between the Parties, according to the criteria of loss of suit, reasonableness and proportionality, the payment and reimbursement of (i) charges and other amounts due, paid or reimbursed to the Chamber, (ii) fees and other amounts due, paid or reimbursed to the arbitrators, (iii) fees and other amounts due, paid or reimbursed to the experts, translators, interpreters, stenotypists and other assistants that may be designated by the Arbitral Tribunal, (iv) the attorneys’ fees fixed by the Arbitral Tribunal and (v) any damages for malicious prosecution. The Arbitral Tribunal shall not render a judgment against any of the Litigating Parties to pay or reimburse (i) contractual fees or any other amount due, paid or reimbursed by the other party to its counsel, technical assistants, translators, interpreters and other assistants and (ii) any other amount due, paid or reimbursed by the other party with respect to the arbitration, such as expenses incurred with photocopies, notary public certifications, consular certifications and trips.

9.7 The arbitral awards shall be final and definitive, waiving judicial ratification, and they shall be non-appealable, except for the motion for corrections and clarifications to the Arbitral Tribunal, as set forth in Article 30 of Law No. 9,307/96 and any annulment action with grounds on Article 32 of Law No. 9,307/96.

9.8 Before installation of the Arbitral Tribunal, any of the Litigating Parties may claim provisional remedies or interlocutory reliefs to the Judicial Branch; however, no petition for a provisional remedy or interlocutory relief to the Judicial Branch shall affect the existence, validity and effectiveness of the arbitration conclusion, nor shall it represent a waiver with respect to the need of submitting the Conflict to arbitration. After installation of the Arbitral Tribunal, the petitions for provisional remedy or interlocutory relief shall be addressed to the Arbitral Tribunal.

9.9 The parties hereby elect the Central Courts of the Judicial District of Rio de Janeiro to decide on (i) provisional remedies and interlocutory reliefs prior to the installation of the Arbitral Tribunal, (ii) enforcement of the decisions taken by the Arbitral Tribunal, including the final award and any partial award, (iii) any annulment action with grounds on Article 32 of Law No. 9,307/96 and (iv) the Conflicts that may not be submitted to arbitration under the Brazilian law, provided the parties hereby exclude any other, no matter how privileged or special it may be.

IN WITNESS WHEREOF the Parties hereto caused this Agreement to be executed in two (2) counterparts of same contents and form, before two (2) witnesses.

Rio de Janeiro, February 19, 2014.

OI S.A.

Name:	Name:
Title:	Title:

PORTUGAL TELECOM SGPS S.A.

Name:	Name:
Title:	Title:

Witnesses:

Name:	Name:
Taxpayer Card (CPF):	Taxpayer Card (CPF):